Exhibit 99.1

THE TORONTO-DOMINION BANK

EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,

PREFERRED SHARES CLASSIFIED AS EQUITY, AND LIABILITIES FOR

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2019

TD Bank Group ("TD" or the "Bank") dividend requirements on all its outstanding preferred shares in respect of the twelve months ended October 31, 2019 and adjusted to a before-tax equivalent using an effective tax rate of 20.7% for the twelve months ended October 31, 2019, amounted to $317.9 million for the twelve months ended October 31, 2019. The Bank's interest and dividend requirements on all subordinated notes and debentures, preferred shares and liabilities for preferred shares and capital trust securities, after adjustment for new issues and retirement, amounted to $850.5 million for the twelve months ended October 31, 2019. The Bank's reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $13,627 million for the twelve months ended October 31, 2019, which was 16.0 times the Bank's aggregate dividend and interest requirement for this period.

On an adjusted basis, the Bank's net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes for the twelve months ended October 31, 2019, was $14,562 million, which was 17.1 times the Bank's aggregate dividend and interest requirement for this period.

The Bank's financial results are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used herein are not defined terms under IFRS, and, therefore, may not be comparable to similar terms used by other issuers. Please refer to the "Financial Results Overview – How the Bank Reports" section of the Bank's 2019 Management's Discussion and Analysis (MD&A) for a reconciliation between the Bank's reported and adjusted results.